Exhibit 99.1

SIMPPLE Ltd. Wins Second Contract, Worth $524,000, to Supply Autonomous Cleaning Robots at Singapore Airport Terminal

Singapore, April 4, 2025 – SIMPPLE Ltd (Nasdaq: SPPL) (“SIMPPLE” or “the Company”), a leading technology provider and innovator in the facilities management (FM) sector, today announced the Company has been awarded a follow-up contract, valued at $524,000, for the supply of autonomous cleaning robotics to Singapore’s international airport.

Today’s announcement follows the Company’s release on November 15, 2024, detailing the win of an initial $400,000 contract for the supply of autonomous cleaning robots at the same airport. Both contracts are the result of a bidding process as part of the airport’s renewal program with another remaining contract for three terminals left to be awarded.

“We are proud to have been awarded this prestigious supply and maintenance contract, while remaining committed in our promise to deliver innovative service solutions that contribute to maintaining Singapore’s highly regarded airport facility,” said SIMPPLE chief executive Norman Schroeder. “These contract wins further underpin the longstanding relationship we have as a trusted partner for the past 8 years. With a proven track record in delivering cutting edge robotics and an unwavering commitment to customer service, I believe SIMPPLE will continue to deliver fit-for-purpose and up-to-date solutions well into the future. Following this latest announcement, I look forward to providing more updates in the very near future.”

About SIMPPLE LTD.

Headquartered in Singapore, SIMPPLE LTD. is an advanced technology solution provider in the emerging PropTech space, focused on helping facilities owners and managers manage facilities autonomously. Founded in 2016, the Company has a strong foothold in the Singapore facilities management market, serving over 60 clients in both the public and private sectors and extending out of Singapore into Australia and the Middle East. The Company has developed its proprietary SIMPPLE Ecosystem, to create an automated workforce management tool for building maintenance, surveillance and cleaning comprised of a mix of software and hardware solutions such as robotics (both cleaning and security) and Internet-of-Things (“IoT”) devices.

For more information on SIMPPLE, please visit: https://www.simpple.ai

Safe Harbour Statement

This press release contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance, including: our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement.

Forward-looking statements are only predictions. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this press release and other statements made from time to time by us or our representatives might not occur.

For investor and media inquiries, please contact:

SIMPPLE LTD.

Investor Relations Department

Email: ir@simpple.ai

Skyline Corporate Communications Group, LLC

Scott Powell, President

1177 Avenue of the Americas, 5th Floor

New York, NY 10036

Tel: (646) 893-5835

Email: info@skylineccg.com